EXHIBIT 12

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	6 Months Ended
(Dollars in millions)	June 30,	12 Months Ended December 31,
	2004	2003	2002	2001	2000	1999
EARNINGS
Income (loss) before income taxes	$64.5	$(689.9)	$(13.7)	$(337.9)	$77.1	$276.7
Add:
Amortization of previously capitalized interest	5.3	10.7	10.2	9.9	9.8	11.0
Minority interest in net income of consolidated subsidiaries with fixed charges	31.5	37.6	57.4	27.4	44.6	42.6
Proportionate share of fixed charges of investees accounted for by the equity method	0.2	7.2	4.7	4.1	5.8	5.5
Proportionate share of net loss of investees accounted for by the equity method	—	18.0	16.1	42.9	28.0	0.3

Total additions	37.0	73.5	88.4	84.3	88.2	59.4
Deduct:
Capitalized interest	4.1	8.0	7.2	1.7	11.9	18.1
Minority interest in net loss of consolidated subsidiaries	6.5	14.8	5.2	15.0	8.3	4.2
Undistributed proportionate share of net income of investees accounted for by the equity method	0.4	3.1	1.3	0.2	2.9	1.8

Total deductions	11.0	25.9	13.7	16.9	23.1	24.1
TOTAL EARNINGS	$90.5	$(642.3)	$61.0	$(270.5)	$142.2	$312.0

FIXED CHARGES
Interest expense	$171.2	$296.3	$241.7	$297.1	$282.8	$173.1
Capitalized interest	4.1	8.0	7.2	1.7	11.9	18.1
Amortization of debt discount, premium or expense	27.4	40.5	8.8	6.0	1.5	0.7
Interest portion of rental expense (1)	44.2	88.4	76.7	74.1	73.5	62.1
Proportionate share of fixed charges of investees accounted for by the equity method	0.2	7.2	4.7	4.1	5.8	5.5

TOTAL FIXED CHARGES	$247.1	$440.4	$339.1	$383.0	$375.5	$259.5

TOTAL EARNINGS BEFORE FIXED CHARGES	$337.6	$(201.9)	$400.1	$112.5	$517.7	$571.5

RATIO OF EARNINGS TO FIXED CHARGES	1.37	*	1.18	* *	1.38	2.20

*	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $642.3 million.

**	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $270.5 million.

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.